UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2024
Commission File Number 001-40974
GLOBALFOUNDRIES Inc.
400 Stonebreak Road Extension
Malta, NY 12020
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
    Form 20-F ☒  Form 40-F ☐

On January 23, 2024, the Audit, Risk & Compliance Committee (the “Audit Committee”) of the Board of Directors of GLOBALFOUNDRIES Inc. (the “Company”) appointed PricewaterhouseCoopers LLP (“PwC”) as its independent registered public accounting firm for the fiscal year ending December 31, 2024, subject to completion of PwC’s standard client acceptance procedures and execution of an engagement letter.
Pursuant to the Company’s prior practice and to the extent permitted by applicable law, the Company endeavors to appoint the same independent registered public accounting firm (or affiliate of such auditor) as its majority shareholders, Mubadala Technology Investment Company and MTI International Investment Company LLC, as well as their indirect parent company, Mamoura Diversified Global Holding PJSC and its subsidiaries (the “MDGH Group”), so long as such appointment is determined to be in the best interests of the Company. The audit committee of the MDGH Group selected a PwC member firm in December 2023 as its independent registered public accounting firm for the fiscal year ending December 31, 2024.
Following a competitive process, the Audit Committee assessed the qualifications, performance, expertise in IFRS and audit of financial statements, resources and the effectiveness of PwC’s audit process, as well as the benefits arising to the Company from the selection of the same firm as the MDGH Group, and determined that appointing PwC would be in the best interests of the Company. The Audit Committee’s appointment of PwC is also consistent with the terms of the shareholders’ agreement between the Company and the Mubadala Technology Investment Company and MTI International Investment Company LLC, which is filed as an exhibit to the Company’s most recently filed annual report on Form 20-F.
During the years ended December 31, 2021 and 2022, KPMG’s reports on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2021 and December 31, 2022 did not contain any adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles or practices, and as of the date of this Form 6-K, (i) there were no disagreements with KPMG on any of the foregoing, which, if not resolved to KPMG’s satisfaction, would have caused KPMG to make reference to the subject matter thereof in connection with its reports for such periods, and (ii) there were no reportable events, as described under Item 304(a)(1)(v) of Regulation S-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBALFOUNDRIES Inc.

Date: January 24, 2024	By:	/s/ Thomas Caulfield
	Name:	Dr. Thomas Caulfield
	Title:	President & Chief Executive Officer